Filed by PepsiAmericas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: PepsiAmericas, Inc.
(Commission File No. 001-15019)
The following was provided to the Company’s senior managers on August 4, 2009.
PepsiCo Transaction Talking Points
•	This morning we announced that we entered into a merger agreement with PepsiCo. PBG and PepsiCo also entered into a merger agreement.
•	PAS shareholders will have the option to elect either $28.50 in cash or 0.5022 shares of PepsiCo common stock for each share of PAS (which had a value of $28.50 based on PepsiCo’s closing share price of $56.75 on July 31, 2009), subject to proration such that the aggregate consideration to be paid to PAS shareholders shall be 50 percent cash and 50 percent PepsiCo common stock.
•	Over the past 9 years, PAS and each of you have helped build a truly remarkable organization.
•	This merger agreement is a direct reflection of that success.
•	Bringing together these 3 companies will create a system unmatched in our industry.
•	An undertaking this large takes time. Regulatory and shareholder approval is required for closing of the deal — and we would expect this to happen in late 2009 or early 2010.
•	We recognize that many questions remain. We are sensitive to these uncertainties. Members of our senior team will be working with PepsiCo in the months ahead to move this process forward and keep you informed.
•	Remember, we continue to have a responsibility to our shareholders and to each other. This means staying focused on delivering our 2009 operating plans and executing at the high level we always do.
Additional information:
In connection with the proposed merger, PepsiCo will file with the SEC a registration statement on Form S-4 that will include a proxy statement of PepsiAmericas. We will mail the proxy statement / prospectus to our stockholders when it becomes available, because it contains important information for our stockholders regarding the proposed merger. Copies of all documents filed with the SEC regarding this transaction may be obtained free of charge at the SEC’s website, www.sec.gov, or at the website of PepsiAmericas, www.pepsiamericas.com, under “Investor Relations.”